UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

/X/	Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934

For the year ended December 31, 2016.
OR

/_/	Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934.

Commission file number 1-12551

A.           Full title of the Plan:

Cenveo 401(k) Savings and Retirement Plan

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cenveo, Inc.
200 First Stamford Place
Stamford, CT 06902

Audited Financial Statements and Supplemental Schedule Cenveo 401(k) Savings and Retirement Plan Year Ended December 31, 2016 With Report of Independent Registered Public Accounting Firm

Cenveo 401(k) Savings and Retirement Plan

Table of Contents

Year Ended December 31, 2016

Report of Independent Registered Public Accounting Firm

To the Administrative Committee and Participants of
Cenveo 401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Cenveo 401(k) Savings and Retirement Plan (Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ PKF O’Connor Davies, LLP
Harrison, New York
June 27, 2017

Cenveo 401(k) Savings and Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
ASSETS

Investments, at fair value	$237,477,658	$254,580,903
Investments, at contract value	45,703,689	52,765,734
Total investments	283,181,347	307,346,637

Receivables
Notes receivable from participants	7,683,929	8,470,723
Employee contributions	243,872	288,192
Employer contributions	235,986	242,506
Total receivables	8,163,787	9,001,421
Non-interest bearing cash	3,031	985
Total assets	291,348,165	316,349,043

LIABILITIES
Accrued expenses	14,878	21,864
Net Assets Available for Benefits	$291,333,287	$316,327,179

See notes to financial statements

Cenveo 401(k) Savings and Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2016
ADDITIONS
Contributions
Employer	$464,776
Employee	13,038,714
Rollover	488,623
Total contributions	13,992,113

Investment income
Net appreciation in fair value of investments	15,570,213
Interest and dividend income	3,618,166
Total investment income	19,188,379
Other income	5,098
Total additions	33,185,590

DEDUCTIONS
Distributions to participants	57,608,468
Administrative expenses	571,014
Total deductions	58,179,482
Net decrease	(24,993,892)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	316,327,179

End of year	$291,333,287

See notes to financial statements

Cenveo 401(k) Savings and Retirement Plan
Notes to Financial Statements

1.           Description of the Plan

The following description of the Cenveo 401(k) Savings and Retirement Plan ("Plan") provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General

The Plan was adopted effective March 1, 1994, and is a profit sharing plan, with a deferral feature, of Cenveo, Inc. ("Company"). The Plan includes nonunion and certain eligible union employees that are not leased employees and have become eligible according to their collective bargaining agreements. The Plan is subject to provisions of the Employee Retirement Income Securities Act of 1974 ("ERISA"). As of December 31, 2016, and 2015, all Plan assets were held by Transamerica Retirement Solutions ("Transamerica"). Transamerica acquired the defined contribution services of Mercer, the Plan's former trustee, during 2015. In February 2017, John Hancock Retirement Plan Services became trustee of the Plan and, as a result, holds all assets of the Plan.

Nonunion and certain eligible union employees that are not leased employees and who are expected to work 1,000 hours in a Plan year, or if they are expected to complete 1,000 hours of service in a consecutive 12-month period, become eligible to participate in the Plan on the first day of the month following 30 days of service with the Company. The Plan provides for automatic enrollment on behalf of employees hired or first eligible to participate in the Plan after January 1, 2004. Additionally, the Plan provides automatic annual increases in contributions equal to 1% of employee compensation, up to certain limitations.

Contributions

Each year, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan document and up to certain dollar amounts as limited by the Internal Revenue Service ("IRS"). Participants who have attained the age of 50 before the end of the Plan year are eligible to make a catch up contribution. Participants may also contribute amounts representing rollover distributions from qualified retirement plans. The Company makes non discretionary matching contributions to the Plan in accordance with their respective union agreements. The Company may make discretionary matching contributions for nonunion employees who are active as of December 31 and have completed 1,000 hours of service or terminated during the year after reaching age 65 or due to death or disability.

Participant Accounts

Each participant's account is credited with the participant's contributions, Company contributions, if any, and allocations of Plan earnings. Participant accounts are charged with an allocation of administrative expenses, which are paid by the plan. Allocations are based on participant earnings, account balances or specific participant transactions.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

All participants are 100% vested in their contributions plus actual earnings thereon. Vesting in Company matching contributions occurs 20% for each year of service. Upon reaching five years of service, all Company contributions become fully vested. Vesting schedules for union participants are in accordance with their applicable union agreements. Years of service attributable to predecessor companies prior to a participant being employed by the Company are recognized in full for vesting purposes. All Company matching contributions become fully vested upon retirement, disability, or death of the participant.

Investment Options

Upon enrollment in the Plan, participants may elect to invest their contributions in a variety of investment options offered by the Plan.

Notes Receivable from Participants

Under the current Plan, participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested interest in their account. Such loans bear interest at the prime rate (as published in The Wall Street Journal) as of the first business day of the month in which the loan is made plus 1%. Loans must be repaid within five years unless they are for the purchase of a principal residence, in which event they may be repaid over a period up to

Cenveo 401(k) Savings and Retirement Plan
Notes to Financial Statements

10 years. Outstanding loans for acquired participants have been transferred into the Plan at their unpaid principal balance with their respective interest rates and due dates, which in certain cases are longer than five years.

Payment of Benefits

Upon retirement or termination of service, participants may roll their account balance into another qualified retirement savings account, withdraw their vested account balance less applicable taxes in a lump-sum payment, or if their account balance is greater than $5,000, they can leave their account balance in the Plan until normal retirement age. The Plan provides for hardship distributions if certain conditions are met.

Forfeitures

Upon termination by a participant, Company contributions that have not vested are forfeited and used to offset future administrative expenses or Company contributions. At December 31, 2016, and 2015, forfeited non-vested non-participant directed accounts totaled $454,383 and $542,171, respectively. During 2016, Company contributions were reduced by $46,129 and administrative expenses were reduced by $39,013 from forfeited non-vested accounts.

Plan Termination

Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Company contributions.

Risk and Uncertainties

The Plan offers various investment options by which participants may invest their account balances in any combination of mutual funds, Cenveo common stock or common/collective trusts. Investment securities, in general, are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Reverse Stock Split

On July 8, 2016, the Company announced a reverse split of its common stock, at a ratio of 1-for-8, effective July 13, 2016 (the "Reverse Stock Split"). The common stock began trading on a split-adjusted basis on July 14, 2016. The Reverse Stock Split was approved by the Company’s stockholders at the annual meeting of the stockholders held on May 26, 2016. As a result of the Reverse Stock Split, each eight pre-split shares of common stock outstanding were automatically combined into one new share of common stock without any action on the part of the respective holders. The Plan's historical financial statements have been retroactively adjusted to give recognition to the Reverse Stock Split for all periods presented.

2.           Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cenveo 401(k) Savings and Retirement Plan
Notes to Financial Statements

Fair Value Measurement

The Plan performs fair value measurements in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures. Refer to Note 5 for the fair value measurement disclosures associated with the Plan’s investments.

Investment Valuation and Income Recognition

The Plan's mutual funds and common stock are recorded in the financial statements at fair value based on published market values. All common/collective trusts, except for the Putnam Stable Value Fund, are valued at the net asset value ("NAV") of units held by the common/collective trust. The NAV, as provided by the trustee of the fund, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. The Putnam Stable Value Fund is valued at contract value which represents contributions plus earnings, less participant withdrawals and administrative expenses. Purchases and sales are recorded on a trade-date basis. Interest income is on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments in the statement of changes in net assets available for benefits includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Participant loans are recorded at their unpaid principal balance plus any accrued but unpaid interest, and are classified as notes receivable from participants. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Certain expenses of maintaining the Plan are paid by the Company and are excluded from these financial statements. Fees related to the administration of the notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments.

3.           Income Tax Status

The Plan has received a determination letter from the IRS dated June 23, 2015, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“IRC”). The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

U.S. GAAP requires the Plan's management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely then not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax position taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan's financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations prior to December 31, 2013.

Cenveo 401(k) Savings and Retirement Plan
Notes to Financial Statements

4.           Investments

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $15,570,213 for the year ended December 31, 2016.

Fully Benefit-Responsive Investment Contracts

At December 31, 2016 and 2015, participants of the Plan invested in a fully benefit-responsive investment contract called the Putnam Stable Value Fund, which is recorded at contract value. This fund invests in high-quality guaranteed investment contracts and similar contracts issued by insurance companies, banks and other financial institutions. All of the contracts purchased by the fund are benefit-responsive at contract value for all Plan permitted, participant directed transactions. Contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily withdraw or transfer all or a portion of their investment in these funds at contract value. Due to the size of the fund and the specific percentage allowances negotiated by the fund, it is highly unlikely (not probable) that any event would occur which would limit the fund's ability to transact at contract value.

5.           Fair Value Measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of fair value hierarchy as follows:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments Measured at Fair Value

The following table summarizes the fair value hierarchy of the Plan's investments as of December 31, 2016, for those investments subject to categorization within such hierarchy:

	Fair Value Measurement Using Input Type
	Level 1	Level 2	Level 3	Other Investments Measured at NAV	Total
Common/collective trusts	$—	$—	$—	$146,134,135	$146,134,135
Mutual Funds	88,950,643	—	—	—	88,950,643
Common stock	2,392,880	—	—		2,392,880
Total investments, at fair value	$91,343,523	$—	$—	$146,134,135	$237,477,658

Cenveo 401(k) Savings and Retirement Plan
Notes to Financial Statements

The following table summarizes the fair value hierarchy of the Plan's investments as of December 31, 2015, for those investments subject to categorization within such hierarchy:

	Fair Value Measurement Using Input Type
	Level 1	Level 2	Level 3	Other Investments Measured at NAV	Total
Common/collective trusts	$—	$—	$—	$149,801,353	$149,801,353
Mutual funds	102,854,205	—	—	—	102,854,205
Common stock	1,925,345	—	—	—	1,925,345
Total investments, at fair value	$104,779,550	$—	$—	$149,801,353	$254,580,903

The Plan’s mutual fund and common stock investments are measured at fair value, and are classified within Level 1 of the fair value hierarchy. The fair value of these investments are based on quoted market prices in active markets. As discussed in Note 2, investments that are measured using the NAV practical expedient are not classified within the fair value hierarchy.

6.           Party-in-Interest Transactions

Transamerica is the Trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions under ERISA. The Plan held 342,329 shares and 276,312 shares of the Company’s common stock with fair values of $2,392,880 and $1,925,345 as of December 31, 2016, and 2015, respectively.

A separate account is maintained by Transamerica which receives payments from certain funds pursuant to a written agreement with the Company. Under the agreement, the Company can use the amounts in the account to pay for administrative expenses incurred by the Plan. The account is not considered a Plan asset. Any unused amounts may be deposited in the Plan and allocated to participants. These transactions are considered allowable party-in-interest transactions. During 2016, $76,719 was used to reduce administrative expenses.

7.           Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2016	2015
Net assets available for benefits per the financial statements	$291,333,287	$316,327,179
Deemed distributions	(999,571)	(1,111,369)
Net assets available for benefits per the Form 5500	$290,333,716	$315,215,810

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 for the year ended December 31, 2016:

Distributions to participants per the financial statements	$57,608,468
Change in deemed distributions	(111,798)
Distributions to participants per the Form 5500	$57,496,670

8.           Subsequent Events

The Plan evaluated events subsequent to the date of the statement of net assets available for benefits and determined there have not been any events that have occurred that would require adjustment to or disclosure in the financial statements.

Cenveo 401(k) Savings and Retirement Plan

Supplemental Schedule December 31, 2016

	Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	EIN #: 84-1250534 Plan #: 001

		(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party		(e) Current
			Value
	Mutual Funds:
	Janus Global Bond Fund N Shares	37,128 shares	$342,322
	Cohen & Steers Real Assets Fund Class I	45,058 shares	394,255
	Federated Total Return Bond Fund	1,854,034 shares	19,986,482
	Harbor International Fund	270,158 shares	15,779,957
	Harding Loevner International Small Company Fund	28,396 shares	365,465
	Neuberger & Berman Genesis Fund	127,781 shares	7,250,280
	Neuberger Berman Emerging Markets Equity Fund	21,782 shares	333,051
	RS Select Growth Fund Class Y	147,974 shares	6,830,497
	T. Rowe Price Institutional Large Cap Core Growth Fund	868,364 shares	24,140,520
	TCW Emerging Markets Income Fund	106,576 shares	863,268
	Vanguard Extended Market Index Fund	174,154 shares	12,664,546
*	Cenveo Common Stock	342,329 shares	2,392,880
	Common/Collective Trusts:
	Northern Trust S&P 500 Index Fund	214,418 units	51,713,234
	Putnam Stable Value Fund	45,703,689 units	45,703,689
	State Street Global Advisors Target Retirement Fund	302,739 units	4,737,567
	State Street Global Advisors Target Retirement 2015 Fund	211,708 units	3,991,543
	State Street Global Advisors Target Retirement 2020 Fund	804,713 units	16,231,079
	State Street Global Advisors Target Retirement 2025 Fund	886,354 units	18,658,641
	State Street Global Advisors Target Retirement 2030 Fund	646,794 units	13,955,228
	State Street Global Advisors Target Retirement 2035 Fund	462,895 units	10,067,966
	State Street Global Advisors Target Retirement 2040 Fund	283,698 units	6,213,848
	State Street Global Advisors Target Retirement 2045 Fund	149,520 units	3,280,909
	State Street Global Advisors Target Retirement 2050 Fund	117,635 units	2,580,207
	State Street Global Advisors Target Retirement 2055 Fund	47,827 units	719,454
	Wellington Quality Value CIF II Portfolio Fund	840,918 units	13,984,459
			283,181,347
*	Notes Receivable from Participants	4.25% - 11.00%**	7,683,929
			$290,865,276
	* Represents a party-in-interest as defined by ERISA
	** Maturing from January 2017 through July 2030

See report of independent registered public accounting firm

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the plan administrator has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 27, 2017	Cenveo 401(k) Savings and Retirement Plan

/s/ Scott J. Goodwin
Scott J. Goodwin
Chief Financial Officer